SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Telemig Celular Participações S/A
CNPJ (CORPORATE TAXPAYERS’ REGISTRY NUMBER): 02.558.118/0001 -65
NIRE: 53.3000.005.770

Open Capital Company
MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY MEETING HELD ON APRIL 27, 2007

Date, Time and Place:
On April 27, 2007, 0100 PM, in the registered office of Telemig Celular Participações S/A (“Telemig Participações” or “Company”), in the city of Brasília, Distrito Federal, SCN, Section 04, Block B, 100, Centro Empresarial Varig, West Tower, room 702 A.

Call:
Called shareholders of Telemig Participações, upon Call Invitation published in the editions of March 28, 29 and 30, 2007 of Distrito Federal Official Gazette, and the editions of March 27, 28 and 29, 2007 of the newspaper “Valor Econômico”, in the terms of article 124 of Law 6.404/76.

Attendance:
Shareholders representing majority of voting capital of Telemig Participações, in compliance with signatures provided in the Attendance List of Shareholders. Also participating Oscar Thompson, CEO, Financial and Investors Affairs Officer of the Company, José Arthur Escodro, member of Telemig Participações' Audit Committee, and, also, Izabella Azevedo Ceroy and Thiago Semião Roldão, representatives of independent auditors of the Company, Deloitte Touche Tohmatsu.

Meeting:
Verified the quorum required to open the Annual General Meeting (AGO), in the terms of article 125 of Law 6.404/76, Mr. Oscar Thompson, CEO, Financial and Investors Affairs Officer of the Company started the works, with Mr. Kevin Michael Altit, soon after, assuming as Chairman of the Meeting, inviting Mr. Adriano Salviato Salvi to be the meeting’ Secretary.

Agenda:
Annual General Meeting (AGO):

1.	Receive the Accounts from Directors, read, discuss and vote the Financial Statements for the fiscal year ended on December 31, 2006;
2.	Deliberate about how to apply the income of 2006 and Distribution of Dividends; and
3.	Elect the members for the Audit Committee and respective alternates, establishing the individual compensation of the members.

Extraordinary General Meeting (AGE):

1.	Set the global compensation for the managers of the Company for 2007;
2.	Capitalize the assets represented by premium, upon the issuance of Company shares and respective increase of capital;
3.	Capitalize the capital gains in the amount exceeding the capital value;

4.	Change the registered office of the Company for Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG;
5.	Change article 5 of Company Bylaws to reflect the deliberations provided above in items 2 and 3; and
6.	Change article 3 of Company Bylaws to reflect the deliberations provided above in item 4.

Deliberations:
After waiving reading the Agenda, the unanimity of shareholders attending the meeting have deliberate that the Minutes related to this Meeting would be drawn as Summary, in compliance with article 130, paragraph 1, law 6.404/76, providing the right to present manifestations and secessions that, after received by the Meeting, will be filed in the Company Headquarters.

Before starting the works, the Chairman consigned the reception of the copy of the Minutes of Previous Meetings of the Newtel Participações S/A’ Shareholders Agreement Signatories, held on April 24, 2007, 0900 am and 1200 noon (respectively, Exhibits 01 and 02), and copy of the Minutes of Extraordinary General Meeting of Telpart Participações S/A, accomplished on April 25, 2007, 1100 am (Exhibit 03), where are provided the vote instructions to be followed in this meeting by the representatives of the signatories of referred agreement and by the shareholder Telpart Participações S/A.

After, the Chairman started discussing to deliberate item 1 of the AGO Agenda, being unanimously approved with abstention of shareholders Parcom Participações S/A, OPP I FIA and Opportunity Special FIA, the accounts of the directors and the financial statements for the fiscal year ended on December 31, 2006, and the shareholders attending, except for Parcom Participações S/A, OPP I FIA, Opportunity Special FIA, Emerging Markets Growth Fund Inc., Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Restricted Equity Fund for Tax Exempt Trusts, The Master T B of Japan Ltda RE MTBC400035147, Vanguard Emerging Markets Stock Index Fund, CIBC Emerging Economies Fund, Philips Electronics North America Corporation Master Retirement, Commonwealth of Pennsylvania, Pub. School Employees Retirement, Imperial Emerging Economies Pool, Central States Southeast and Southwest Areas Pension Fund, The TBC Private Trust, Mellon Global Funds, Plc, Artha Master Fund Ltd., Ford Motor Co Defined Benefit Master Trust, The Board of Administration City Employees Retirement System Los Angeles, California, Artha Master Funds LLC., Emerging Markets Sudan Free Equity Index Fund, Common Fund Emerging Markets Investors Company, College Retirement Equities Fund, Vanguard Investment Series Plc., Norges Bank, Chase Manhattan Bank S Trustees of the Retirement Program Plan for The Employees of Union Carbide Corporation & Its Participating Subsidiary Companies e Alessandro de Souza Popovic, that recorded its abstention, consigned, however, the exception of the management acts by the former administrators of the Company, dismissed on March 20, 2006, once such acts are being reviewed through an audit process still ongoing.

Then the item 2 of the AGO Agenda was discussed, being approved, by the unanimity of votes cast, with abstention of shareholders Parcom Participações S/A, OPP I FIA and Opportunity Special FIA, the proposal of the Company’ Board of Directors concerning how to apply the results of the fiscal year 2006 (Exhibit 04).

Concerning item 3 of the AGO Agenda, were elected, by the controlling shareholder, Telpart Participações S/A, the members indicated below to compose the Audit Committee of the company, with mandate until the next annual general meeting to be held on 2008:

Mr. José Arthur Escodro, Brazilian, married, accountant, identity number CRC/SP 1SP095428/0-2, CPF/MF 712.687.408 -10, living and domiciled in the city of São Paulo, state of São Paulo, in Rua Pedro Toledo, 980, 12 floor, set 123, as member;

Mr. Hiram Bandeira Pagano Filho, Brazilian, single, attorney, identity card OAB/RJ 121.648, CPF/MF 085.074.717 -14, with office in the city of Rio de Janeiro, state of Rio de Janeiro, in Av. Presidente Wilson, 231, rooms 403 and 404, as respective alternate;

Mr. Jorge Luiz Gouvêa, Brazilian, married, economist, identity card SSP/ES 441.807, CPF/MF 558.995.797 -49, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, Rua Senador Vergueiro 81, suite 1101, as member;

Mrs. Paola Rocha Ferreira, Brazilian, married, chemical engineer, identity card IFP/RJ 10754129, CPF/MF 081786107-60, resident and domiciled in the city of Rio de Janeiro, Rua do Ouvidor 98, as respective alternate;

Mr. Edmilson Gama da Silva, Brazilian, married, attorney, identity card OAB/RJ 14388, CPF/MF 047636498-17, living and domiciled in the city of Brasília, Distrito Federal, CSHIS, QI, 25, section 6, house 4, member; and

Mr. Jalisson Lage Maciel, Brazilian, single, economist, identity card SSP/ES 2113901, CPF/MF 938384096-04, living and domiciled in the city of Brasília, Distrito Federal, SCN Q2 Block A, 13 floor, as respective alternate.

In separated voting, from which shareholder Telpart Participações S/A exempted from any manifestation or action of any nature, the shareholders holding preferred shares issued by the company, with abstention of shareholders Parcom Participações S/A and Opportunity Special FIA, elected the following members of Telemig Participations' Audit Committee:

Mr. Alexsandro de Souza Popovic, Brazilian, single, attorney, identity card OAB/SP 238268, CPF/MF 148240858-96, with office in the city of São Paulo, state of São Paulo, Rua Paraná 50, Jardim América, Taboão da Serra, as member, without indication of alternate.

The individual compensation of the Audit Committee members of Telemig Participações was established, by unanimity, with abstention of shareholders Parcom Participações S/A, OPP I FIA and Opportunity Special FIA, with the value of R$

3.900,00 monthly, observing the minimum value established in paragraph 3, article 162, Law 6.404/76.

CLOSURE
After closing the Agenda of the Annual General Meeting, and due the absence of the quorum required to open the Extraordinary General Meeting (AGE), the Chairman did not opened the AGE. Then, the chairman opened the floor to those shareholders attending the Meeting and, without manifestation, the session was closed and this Minutes were prepared and, read and considered appropriate, was signed by the shareholders attending the Meeting, by the chairman and by the secretary. The publication of the Minutes of the Meeting without the signatures of shareholders was authorized, in compliance with article 130, paragraph 2, Law 6.404/76.

Signatures of shareholders attending the meeting:

TELPART PARTICIPAÇÕES S/A
EMERGING MARKETS GROWTH FUND INC
CAPITAL INTERNATIONAL EMERGING MARKETS FUND
CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS
CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND
CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS
THE MASTER T B OF JAPAN LTDA RE MTBC400035147
VANGUARD EMERGING MARKETS STOCK INDEX FUND
CIBC EMERGING ECONOMIES FUND
PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT
COMMONWEALTH OF PENNSYLVANIA, PUB. SCHOOL EMPLOYEES RETIREMENT
IMPERIAL EMERGING ECONOMIES POOL
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND
THE TBC PRIVATE TRUST
MELLON GLOBAL FUNDS PLC
ARTHA MASTER FUND LTD.
FORD MOTOR CO DEFINED BENEFIT MASTER TRUST
THE BOARD OF ADMINISTRATION CITY EMPLOYEES RETIREMENT SYSTEM LOS ANGELES, CALIFORNIA
ARTHA MASTER FUNDS LLC
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND
COMMONFUND EMERGING MARKETS INVESTORS COMPANY
COLLEGE RETIREMENT EQUITIES FUND
VANGUARD INVESTMENT SERIES PLC
NORGES BANK
CHASE MANHATTAN BANK S TRUSTEE OF THE RETIREMENT, PROGRAM PLAN FOR THE EMPLOYEES OF UNION CARBIDE CORPORATION & ITS PARTICIPATING SUBSIDIARY COMPANIES
PARCON PARTICIPAÇÕES S/A
OPP I FIA

OPPORTUNITY SPECIAL FIA
ALEXSANDRO DE SOUZA POPOVIC
ANTONIO CARLOS DA SILVA ESTEVÃO
EDUARDO PINHEIRO DE ASSIS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.